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October 17, 2013 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Abu Dhabi	Milan
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File No. 053055-0001

Attention:	Jeffrey Riedler, Assistant Director

Amy Reischauer

John Krug

Scott Wuenschell

Donald Abbott

Re:	Relypsa, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 27, 2013

Registration No. 333-191437

Ladies and Gentleman:

On behalf of Relypsa, Inc. (the “Company”), we are hereby filing an amendment to our Registration Statement on Form S-1 (the “Amendment No. 1”). Amendment No. 1 has been revised to reflect the Company’s response to a verbal comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s disclosure in its Registration Statement on Form S-1 filed on September 27, 2013 (the “Registration Statement”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as copy of this letter.

For ease of review, we have set forth below the comment in bold type followed by the Company’s response thereto.

Please expand your pro forma disclosures in the Registration Statement to explain your basis for assuming that the outstanding shares of preferred stock will be converted to common stock in connection with the proposed offering.

October 17, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7, 10, 55 and 58 of Amendment No. 1.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	John A. Orwin, Relypsa, Inc.

Kristine M. Ball, Relypsa, Inc.

Ronald A. Krasnow, Relypsa, Inc.

Patrick O’Brien, Ropes & Gray LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP